UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	001-14917
Naspers Limited
(Exact name of registrant as specified in its charter) 40 Heerengracht, Cape Town, 8001, The Republic of South Africa, +27 21 406 2121
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class N ordinary shares, nominal value Rand 0.02 per share
American Depositary Shares, each representing one Class N ordinary share, nominal value Rand 0.02 per share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1.  Exchange Act Reporting History

A.
Naspers Limited (the “Company”) first incurred the duty to file reports under Section 13(a) and Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) on December 23, 2002, when the Company’s ADSs were listed on the NASDAQ Stock Market LLC.

B.
The Company has filed or submitted all reports required under Exchange Act Section 13(a) and Section 15(d) and the corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report on Form 20-F under Section 13(a).

Item 2.  Recent United States Market Activity

The Company has never sold its securities in the United States in a registered offering under the U.S. Securities Act of 1933, as amended (“Securities Act”).

Item 3.  Foreign Listing and Primary Trading Market

A.
The only trading market for the Company’s Class N ordinary shares is the JSE Limited (“JSE”), South Africa, where the shares trade under the symbol “NPN”.  The Company’s ADSs (which are evidenced by ADRs), each representing one Class N ordinary share, nominal value Rand 0.02 per share, were listed on Nasdaq on December 23, 2002, and traded there under the symbol “NPSN”.  The Company filed a Form 25 voluntarily applying for delisting of the ADSs with the Commission on May 29, 2007. The delisting became effective before the opening of market on June 8, 2007.

B.	The Company’s ordinary shares were first listed on the JSE on September 12, 1994. The Company has maintained the listing on the JSE since such initial listing.

C.	The percentage of trading in the ordinary shares in South Africa as of the 12-month period beginning on May 1, 2006 and ending on April 30, 2007 was 100%.

Item 4.  Comparative Trading Volume Data

A.	The first date of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is May 1, 2006, and the last date of such period is April 30, 2007.

B.	The average daily trading volume of the ADRs in the United States and the ordinary shares on a worldwide basis for the period described in Item 4.A is set forth in the following table:

Average Daily Trading Volume (in number of ordinary shares), in thousands

United States(1)	11.69
Worldwide	1,278.28

(1) In the United States our ordinary shares trade in the form of ADRs, each of which represents one ordinary share.

C.
The average daily trading volume of the ADRs (expressed in terms of underlying ordinary shares) in the United States as a percentage of the average daily trading volume for the ordinary shares and ADRs on a worldwide basis was 0.90% for the period described in Item 4.A.

D.
The Company filed a Form 25 to voluntarily delist its ADRs with the Commission, which became effective on June 8, 2007.  As of this date, the average daily trading volume of the ADRs (expressed in terms of underlying ordinary shares) in the United States as a percentage of the average daily trading volume for the ordinary shares and ADRs on a worldwide basis for the preceding 12-month period, was 0.90%.

E.	The Company has not terminated a sponsored ADR facility for its ordinary shares.

F.	Investis Ltd, whose registered office is 24 Fashion Street in London, provided the data on trading volume for determining whether the Company meets the requirements of Rule 12h-6.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

A.	The notice required by Rule 12h-6(h), disclosing the Company’s intent to terminate its duty to file reports under Section 13(a) of the Exchange Act, was published on May 17, 2007.

B.	To disseminate such notice in the United States, a copy of the notice was filed with the Commission under cover of a Form 6-K on May 17, 2007, and was placed on the NASDAQ wire service.

Item 8.  Prior Form 15 Filers

Not applicable.

PART II

Item 9.       Rule 12g3-2(b) Exemption

The Company’s Internet Web site on which it intends to publish the information required under Rule 12g3-2(b)(1)(iii) is www.naspers.com.

PART III

Item 10.     Exhibits

None.

Item 11.     Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c), or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, Naspers Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Naspers Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Dated: June 8, 2007	By:	/s/ George Coetzee
		Name:	George Coetzee
		Title:	Group Company Secretary